Exhibit 99.4

Certificate of Qualifications

I, Fletcher S. Lewis, Petroleum Engineer,  5001 N Pennsylvania #300 Oklahoma City, Oklahoma , hereby certify:

1.	That I am a principal with Fletcher Lewis Engineering, Inc. which firm prepared an Evaluation of Reserves, owned by Fieldpoint Petroleum Corporation This report was prepared as of January 1, 2014, at the request of Fieldpoint Petroleum Corporation .

2.	That Fletcher Lewis Engineering, Inc. their officers and their employees have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in the properties of or in any securities of Fieldpoint Petroleum Corporation .

3.	That I attended The University of Nebraska and graduated with a Bachelor of Science Degree in Geology, University of Oregon with a Masters in Geology, and University of Oklahoma with a Masters in Petroleum Engineering; and that I am a Registered Professional Engineer in Oklahoma and Texas and have in excess of 39 years experience in geologic and engineering evaluations and operations of oil and gas fields.

4.	That I am the person directly responsible for the preparation of this report, that the basic well and reservoir data employed in the preparation of the aforementioned report were provided by the Company, or were obtained from public sources and from the files of Fieldpoint Petroleum Corporation .

5.	That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the available information.

Fletcher Lewis, P.E.
Oklahoma ID #11663
Texas ID # 47928